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              ENDORSEMENT APPLICABLE TO GUARANTEED INTEREST SPECIAL
                             DOLLAR COST AVERAGING

This endorsement is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this endorsement is subject to all the terms contained in your [Contract/Certificate], except as modified below.

In this endorsement, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

SPECIAL DOLLAR COST AVERAGING PROGRAM

You may elect to participate in a Special Dollar Cost Averaging Program at any time. Under a Special Dollar Cost Averaging Program you allocate all or any portion of your Contribution to an interest bearing account for the program. We transfer a portion of each amount allocated to the account (including accrued interest) to the Investment Funds according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve] month period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to a Special Dollar Cost Averaging program is [$2,000]. You may elect to make subsequent Contributions to an existing Special Dollar Cost Averaging Program. The minimum subsequent Contribution amount that may be made to an existing program is [$250]. Subsequent Contributions to an existing Special Dollar Cost Averaging Program will not extend the expiration date of that program.

You may have only one Special Dollar Cost Averaging Program in effect at a time. At the expiration of a Special Dollar Cost Averaging Program, you may start a new program with a new Contribution.

Any amount held in an account for Special Dollar Cost Averaging becomes part of our general assets, which support the guarantees of this [Contract/Certificate] and other contracts. We will credit the amount of each Contribution allocated to and remaining in an account for Special Dollar Cost Averaging with interest at the effective annual rate that was applicable to your program on the Transaction Date of the Contribution. We may set different rates for programs of different duration.

Transfer Rules

You may not transfer Annuity Account Value into a Special Dollar Cost Averaging Program. You may not transfer a Special Dollar Cost Averaging Program into another Special Dollar Cost Averaging Program or into the Guaranteed Interest Account. Any request by you to transfer amounts out of an account for Special Dollar Cost Averaging,


2002 SDCA


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other than your regularly scheduled transfers to the Investment Funds as part of a Special Dollar Cost Averaging Program, will terminate that Special Dollar Cost Averaging Program. Any amount remaining in the account for Special Dollar Cost Averaging after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.

Effect of Withdrawals

Any withdrawal from an account for Special Dollar Cost Averaging will terminate that Special Dollar Cost Averaging Program. Any amounts remaining in the account for Special Dollar Cost Averaging after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                      /s/ Pauline Sherman
--------------------------                      -------------------
Christopher M. Condron                          Pauline Sherman
Chairman and Chief Executive Officer            Senior Vice President, Secretary
                                                and Associate General Counsel